Exhibit 99.1

VOTING RESULTS

OF THE

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

CNH INDUSTRIAL N.V.

HELD ON

WEDNESDAY, APRIL 13, 2022

As of March 16, 2022—the record date for the Annual General Meeting (“AGM”) – CNH Industrial N.V.’s (the ”Company”) issued share capital amounted to 1,364,400,196 common shares and 396,474,276 special voting shares, each share having a nominal value of one eurocent, including at that date 9,823,196 common shares and 25,384,380 special voting shares held in treasury by the Company. Each share carries one vote. Shares held in treasury by the Company cast no vote. In total 1,727,166,896 votes could be validly cast.

At the AGM 84.22% of all outstanding shares in the capital of the Company were represented. The total number of voting rights at the AGM amounted to 1,453,404,424

In accordance with Section 2:120 paragraph 5 of the Dutch Civil Code, the outcome of the votes on the proposals discussed at the AGM is as follows:

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RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES VALIDLY CAST TOTAL	% ISSUED SHARE CAPITAL	VOTES ABSTAIN[1]
Resolution 2b.	1,451,240,182	99.95922%	592,081	0.04078%	1,451,832,263	84.058597%	1,572,161
Resolution 2c.	1,452,431,540	99.99093%	131,696	0.00907%	1,452,563,236	84.100919%	840,424
Resolution 2d	1,438,451,657	99.09620%	13,119,319	0.90380%	1,451,570,976	84.043469%	1,833,448
Resolution 3	1,014,281,156	69.84529%	437,901,405	30.15471%	1,452,182,561	84.078879%	1,221,863
Resolution 4a.	1,275,409,595	87.81666%	176,945,387	12.18334%	1,452,354,982	84.088862%	1,049,442
Resolution 4b.	1,438,463,276	99.02588%	14,150,247	0.97412%	1,452,613,523	84.103831%	790,901
Resolution 4c.	1,449,527,355	99.78688%	3,095,762	0.21312%	1,452,623,117	84.104386%	781,307
Resolution 4d.	1,340,932,807	92.31370%	111,649,786	7.68630%	1,452,582,593	84.102040%	821,831
Resolution 4e.	1,315,176,334	90.53850%	137,439,243	9.46150%	1,452,615,577	84.103950%	788,847
Resolution 4f.	1,215,418,819	83.67072%	237,202,554	16.32928%	1,452,621,373	84.104285%	783,051
Resolution 4g.	1,241,271,049	85.46653%	211,076,417	14.53347%	1,452,347,466	84.088427%	1,056,958
Resolution 4h.	1,438,455,347	99.02487%	14,164,968	0.97513%	1,452,620,315	84.104224%	784,109
Resolution 4i.	1,451,725,391	99.93848%	893,720	0.06152%	1,452,619,111	84.104154%	785,313
Resolution 4j.	1,451,737,771	99.93937%	880,700	0.06063%	1,452,618,471	84.104117%	785,953
Resolution 5a.	1,448,604,549	99.74604%	3,688,186	0.25396%	1,452,292,735	84.085258%	1,111,689
Resolution 5b.	1,450,461,203	99.85071%	2,168,560	0.14929%	1,452,629,763	84.104771%	774,661
Resolution 6.	1,445,834,624	99.71509%	4,131,086	0.28491%	1,449,965,710	83.950527%	3,438,714

April 28, 2022

1.	In accordance with article 19, paragraph 12 of the Company’s Articles of Association, votes abstained have not been calculated as part of the votes cast.

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